SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 3, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the filing of a shelf offering report

PARTNER COMMUNICATIONS ANNOUNCES THE
FILING OF A SHELF OFFERING REPORT

ROSH HA'AYIN, Israel, May 3, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, further to the Company's Press Releases dated April 14, 2011 and May 1, 2011 and Immediate Reports on Form 6-K dated April 14, 2011 and May 2, 2011 and pursuant to the Company's Shelf Prospectus dated September 3, 2009, as amended on May 23, 2010 and on September 20, 2010, that the Company has filed today a Shelf Offering Report (the "Offering Report") with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. ("TASE").

Pursuant to the Offering Report, the Company is offering (the "Public Offering") two series of unsecured and non-convertible notes (the "Series D Notes" and the "Series E Notes" and collectively, the "Notes"), which will be offered through an expansion of the Company's Series of such Notes, which are currently outstanding and registered for trading on TASE, as further detailed below:

(1) Series D Notes bearing a variable annual interest rate based on the annual interest rate of short term debt issued by the State of Israel ('Makam') in addition to a fixed annual spread of 1.20%; and (2) Series E Notes bearing an annual fixed interest rate of 5.50%.

The Series D Notes and Series E Notes were initially issued by the Company pursuant to a shelf offering report dated April 15, 2010, as amended on April 21, 2010. The terms of the Series D Notes and Series E Notes, to be issued, if issued, according to the Offering Report, would be identical to the terms of the currently outstanding Series D Notes and Series E Notes.

The Notes will be offered in a public tender in NIS units, each in the principal amount of NIS 1,000, at a price per unit to be determined by tender but not less than NIS 988 per unit for the Series D Notes and not less than NIS 996 per unit for the Series E Notes. The public tender for all of the Notes is expected to be held on May 4, 2011.

The Company intends to use the proceeds from the Public Offering for the Company's current needs including settling payments on, or purchasing, the Company's Series A Notes and/or refinancing other debt.

The Notes are unsecured, do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future, and contain standard terms and conditions. The Notes will be listed for trading only on the TASE.

In connection with such offering, on April 14, 2011, Standard & Poor's Maalot announced that it "assigned its 'ilAA-' rating to additional Series C and/or D and/or E bonds of up to NIS1.2 billion par value, to be issued by Partner Communications Company Ltd. (ilAA-/Negative) through an expansion of the series. The proceeds from the issuance are designated for Partner's current needs, including settling payments on, or purchasing, the company's Series A bonds, and/or refinancing other debt. The rating reflects our assessment that the expansion of the bonds in itself will not negatively influence the company's financial risk profile, nor the rating of the existing bond series, as a significant increase in the net financial debt beyond the company's consolidated debt post acquisition of 012 Smile, is not anticipated." For further information see Standard & Poor's Maalot's announcement dated April 14, 2011 on: http://www.maalot.co.il/reports/495/B14042011.pdf or its informal English translation attached to our Form 6-K which was furnished to the Securities and Exchange Commission on April 14, 2011. In addition, for details regarding the rationale behind the rating of the Company, see Standard & Poor's Maalot's rating report dated October 19, 2010, in the Standard & Poor's Maalot's announcement on: http://www.maalot.co.il/reports/495/RU19102010.pdf or its informal English translation attached to our Form 6-K furnished to the Securities and Exchange Commission on October 20, 2010.

The consummation of the Public Offering and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Public Offering will be completed.

The public offering of the Notes shall be carried out only in Israel. The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States and/or to U.S. Persons (as defined in Regulation "S" promulgated under the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Notes.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 21, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011. For further details see the press release dated March 3, 2011.

Contact:

Mr. Emanuel Avner
Chief Financial Officer
Tel:        +972-54-7814951
Fax:       +972-54-7815961
E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: May 3, 2011